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                           July 1, 2021

       Alan Tuchman
       Chief Executive Officer
       Synaptogenix, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, New York 10036

                                                        Re: Synaptogenix, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 24, 2021
                                                            File No. 333-257364

       Dear Dr. Tuchman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Daniel Bagliebter, Esq.